SECURITIES AND EXCHANGE COMM

Washington D.C. 20549


02048565

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
JUL - 8 2002
WASH. D.C.
SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Sapiens International Corporation N.V.

(translation of registrant's name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___ No X


SAPIENS

For Immediate Release

NATIONAL AUSTRALIA GROUP (NAG) AWARDS SAPIENS $9.4 MILLION EURO-TRANSITION PROJECT

Research Triangle Park, N.C.— June 13, 2002—Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that National Australia Group (Europe), one of the world's largest banking institutions, has chosen Sapiens to implement a comprehensive euro migration plan in a deal valued at $9.4 million. This new project follows Sapiens' successful completion of two impact analysis projects for National Australia Group over the past two years.

Donnie Blair, Head of Systems Solutions Europe, of National Australia Group Europe, said: "We have been impressed with the capabilities and commitment of the Sapiens team over the past two years, and have recognised the long-term benefits of the Sapiens solution. We look forward to continuing to build a long-term relationship with Sapiens".

"This new contract with National Australia Group," says Yair Spitzer, managing director of Sapiens (UK) Ltd, "is particularly significant for Sapiens because, although we are currently working on several euro impact analysis projects in the UK in anticipation of the Government's euro entry decision, this is the first to proceed to the transition and remediation stage".

Mr. Spitzer continued: "We have successfully completed 22 major euromigration projects in continental Europe to the full satisfaction of our clients, and have emerged as a recognized leader in the euromigration market in the UK. This euro business opportunity is exciting in its own right and, more importantly, it will help us establish the market presence and new customer relationships that we need to achieve our long-term, focused strategic objectives".

About Sapiens

Sapiens International Corporation (NASDAQ: SPNS) is a global provider of cost-effective business software solutions that are deployed rapidly and support our clients' core business processes. Our solutions, which are installed at hundreds of our customers worldwide, accelerate business solution development, legacy lifecycle management and application maintenance. We have accumulated expertise in serving more than 50 customers in the Insurance and Financial Services industries, and our understanding of their business processes and IT needs has naturally evolved into an area of strategic vertical focus. The cornerstone of our solution offerings is Sapiens eMerge™ – our rich technology heritage – that has evolved and matured over the course of thousands of man-years of research and development efforts.

Our installed base of customers includes AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, 3M, Argos, Panasonic UK, Honda, IBM, and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

About National Australia Group

National Australia Bank Group is an international financial services group providing a comprehensive and integrated range of financial services across four continents and 15 countries. It holds assets in Australia, the US, Asia, the UK, Ireland and New Zealand.

Globally, National has:

- an asset base of over $250 billion
- over $400 billion in assets under administration
- close to nine million customers

Furthermore, National Australia Bank Group is ranked as one of the world's 50 largest banks.

In Australia, National is one of the three largest companies listed on the Australian Stock Exchange. It holds the largest banking market share and offers a rapidly growing financial services capability.

National's European operations include Yorkshire Bank, Clydesdale Bank, Northern Bank and the National Irish Bank. Yorkshire Bank is the principal English arm of the National Australia Bank Group's European operations. With its head office based in Leeds, the Bank employs 6,000 personnel and has a network of 255 retail branches. Clydesdale Bank was acquired by National Australia Bank Group in October 1987 and is one of the major Scottish Clearing Banks with 274 branches across Scotland, in London and the North of England.

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FOR ADDITIONAL INFORMATION	
Europe:	USA:
Sue Stride PRemier Marketing Tel: +44-20-8878 8871 e-Mail: sstride@cix.compulink.co.uk	Rebecca Green Padilla Speer Beardsley Tel: +1-212-752-8338 e-Mail: rgreen@psbpr.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: July 3, 2002

By: 
Steve Kronengold
General Counsel